THE MEN'S WEARHOUSE, INC.
6380 Rogerdale Road
Houston, Texas 77072
May 20, 2015

via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. John Reynolds, Assistant Director

  Re:
  Request for Acceleration by The Men's Wearhouse, Inc. (CIK No. 0000884217), Jos. A. Bank Clothiers, Inc. (CIK No. 0000920033), Twin Hill Acquisition Company, Inc. (CIK No. 0001637236), Renwick Technologies, Inc. (CIK No. 0001637320), TMW Merchants LLC (CIK No. 0001637315), TMW Purchasing LLC (CIK No. 0001637312), MWDC Holding Inc. (CIK No. 0001637308), MWDC Texas Inc. (CIK No. 0001637302), K&G Men's Company Inc. (CIK No. 0001637272), JA Holding, Inc. (CIK No. 0001637291), JA Apparel Corp. (CIK No. 0001637336), Nashawena Mills Corp. (CIK No. 0001637322), Edera Inc. (CIK No. 0001637234), Joseph Abboud Manufacturing Corp. (CIK No. 0001637274), JA Apparel, LLC (CIK No. 0001637305), The Joseph A. Bank Mfg. Co., Inc. (CIK No. 0001637557) and TS Servicing Co., LLC (CIK No. 0001637238) (together, the "Co-Registrants")
  Registration Statement on Form S-4 (Commission File No. 333-203073)
  (as amended, the "Registration Statement")

Dear Mr. Reynolds:

        Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of the Co-Registrants, requests acceleration of the effective date of the Registration Statement, to 12:00 p.m., Eastern Time, on Friday, May 22, 2015, or as soon as practicable thereafter.

        The accuracy and adequacy of the disclosure in the referenced filing is the responsibility of the Co-Registrants. The Co-Registrants acknowledge to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Co-Registrants from their full responsibility for the adequacy and accuracy of the disclosures in the filing and that the Co-Registrants may not assert staff comments and this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please notify our external counsel at the number listed below when this request for acceleration has been granted. The cooperation of the staff in meeting the timetable described above is very much appreciated.

[Remainder of Page Intentionally Left Blank]

        Should you have any questions regarding any of the foregoing, please do not hesitate to contact Steven A. Seidman, Cristopher Greer or Laura L. Delanoy of Willkie Farr & Gallagher LLP, our external counsel, at (212) 728-8000. Thank you for your time and consideration.

Sincerely,
/s/ JON W. KIMMINS Jon W. Kimmins Authorized Officer
cc:
Steven A. Seidman, Willkie Farr & Gallagher LLP
Cristopher Greer, Willkie Farr & Gallagher LLP
Laura L. Delanoy, Willkie Farr & Gallagher LLP